EXHIBIT 3
                                             Joseph S. Compofelice
                                             Executive Vice President
                                             (713)  423-3303
                                             (214)  450-4259


                                  PRESS RELEASE

                       VALHI DISTRIBUTES TREMONT INTEREST


          Dallas, Texas . . . December 27, 1994 . . . Valhi, Inc. (NYSE:VHI) announced today that its Board of Directors has declared a special dividend on its common stock of all of its approximately 48.1% ownership of Tremont Corporation (NYSE:TRE), consisting of 3,537,166 shares of Tremont common stock. The dividend will be payable on February 3, 1995 to Valhi stockholders of record at the close of business on January 6, 1995. Based on current outstanding shares, Valhi stockholders will receive in a taxable distribution approximately .03 of a share of Tremont common stock for each share of Valhi common stock held as of the record date, with cash paid in lieu of fractional shares.

     Tremont, headquartered in Denver, Colorado, is a leading U.S. integrated producer of titanium metal products and holds approximately 17.8% of NL Industries, Inc. (NYSE:NL). Tremont's common stock had a closing price on December 23, 1994 of $11.75 per share.

     Valhi previously announced its intention to acquire additional shares of the common stock of NL that, when combined with Valhi's existing holdings, would result in Valhi directly holding in excess of 50% of NL. As of December 23, 1994, Valhi held 50.9% of NL, which will allow Valhi to consolidate NL's financial results, rather than only reporting its equity in NL's net earnings and losses. Harold C. Simmons, Chairman of the Board and Chief Executive Officer of Valhi, stated that "We believe that NL is in the early stages of a cyclical recovery of its titanium dioxide pigments (Ti02) business as evidenced in 1994 by improvement in industry-wide capacity utilization, price increases realized in 1994 and recent price increase announcements effective in early 1995. NL management has stated that it expects NL to be profitable in 1995 and to use improvements in cash-flow to reduce its indebtedness. As NL's operating environment improves, the value of Valhi's investment in NL should be enhanced accordingly. The profitability of Valhi's wholly-owned refined sugar, forest products and other businesses has been overshadowed by losses at NL for the last few years."

     Valhi believes that the distribution of Tremont, along with the consolidation of NL, will result in a more understandable presentation of Valhi's financial results and, after the distribution, will allow Valhi stockholders to independently make their own investment decisions with respect to their Valhi shares and the Tremont shares they receive as a result of the distribution. Contran and certain of its subsidiaries currently hold approximately 90% of Valhi and therefore will receive approximately 90% of the Tremont shares currently held by Valhi.

     Selected pro forma financial information reflecting the effect of Valhi's consolidation of NL and its distribution of Tremont is summarized below.

                                                                                Nine Months Ended 9/30/94
                                                                                -------------------------

                                                        Before Distribution              After Distribution
                                                          of Tremont and                   of Tremont and
                                                        Consolidation of NL              Consolidation of NL
                                                        -------------------              -------------------
                                                            (Historical)                     (Pro forma)

                                                                (In millions, except per share data)
 Results of Operations

          Net sales                                                   $632.3                        $1,296.5
          Operating income                                              73.3                           132.9
          Income from continuing
            operations                                                   6.9                             1.7


          Income from continuing
            operations per share                                      $  .06                        $    .01

 Balance Sheet
   (at September 30, 1994)

          Total assets                                                $785.6                        $2,356.6
          Long-term debt                                               308.5                         1,099.5
          Stockholders' equity                                         215.9                           199.2


     Valhi, Inc., headquartered in Dallas, Texas, is engaged in the chemicals, refined sugar, forest products, fast food and hardware products industries.